OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

DNX7 Foods LLC

120 S Houghton Rd
#138-273
Tucson, AZ 85748

https://dnxbar.com/

50 units of Class A Series 2 Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 500 Series A membership units ($100,000)

Minimum 50 Series A membership units ($10,000)

Company	DNX7 Foods LLC
Corporate Address	120 S Houghton Rd., #138-273, Tucson, AZ 85748
Description of Business	DNX provides consumers great tasting grass-fed beef and bison protein bars with clean ingredients and optimal nutrition through online sales and sales to natural and organic grocery and health food stores through distributors and brokers. DNX's mission is to provide consumers with honest, factual nutrition and healthy lifestyle information, along with uncompromised food products for daily nutrition.
Type of Security Offered	Series A membership units
Purchase Price of Security Offered	$200.00
Minimum Investment Amount (per investor)	$400

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

DNX provides consumers great tasting grass-fed beef and bison protein bars with clean ingredients and optimal nutrition through online sales and sales to high-end grocery and health food stores through distributors and brokers. DNX's mission is to provide consumers with honest, factual nutrition and healthy lifestyle information, along with uncompromised food products for daily nutrition. The company's DNX bars were developed by nutritionists, fitness experts, and culinary artisans whose goal was to emulate a healthy meal in a gourmet bar. The bar combines grass-fed beef or bison with organic fruits and vegetables, delivering a wholesome snack that's both nutritious and intensely satisfying. Packed with real protein, the DNX bar offers a convenient way to fuel energy, satisfy hunger, and deliver delicious, complete nutrition.

For more information, please see Appendix C.

The team

Officers and directors

John Rooney	CEO
Anthony (Tony) Grega	CFO

John Rooney
John has extensive executive experience in building start-up organizations specifically in capital formation, organizational development, marketing and sales, negotiating strategic business partnerships, turnarounds, M&A, and managing fast growing companies. He has raised over $60M in equity capital and successfully guided several companies from startup to exit. John has served as the CEO of DNX Foods LLC since he founded the company in 2015. Prior to that, he served as Chairman of Instant Bioscan Inc. a technology company.

Anthony (Tony) Grega
Tony originates from Canada where he became a Certified Professional Accountant (CPA). His skills include finance and operations for startup companies, problem-solving, negotiations and acquisitions. He has been CFO since the 2015 founding of the Company. He has held executive finance and accounting positions at small and large companies with both private and public companies. Prior to DNX, he simultaneously served both Cyberpatrol, Inc. (software) and Instant Bioscan Inc. (technology) as CFO from 2010 through 2015.

Related party transactions

Capital contributions of $100,000 were made by Keating Securities LLC in January 2017. Keating Securities LLC became an investor in DNX7 Foods LLC in December 2015. There have been no other related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our business may be adversely affected by oversupply of snack and frozen products at the wholesale and retail levels.** Profitability in the food product industry is subject to oversupply of certain snack at the wholesale and retail levels, which can result in our products going out of date before they are sold.
- **There are several potential competitors who are better positioned than we are to**

take the majority of the market We will compete with larger, established meat bar brands who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the DNX meat bars developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **This is a brand-new company with sales into 265+ retail stores.** If you are investing in this company, it's because you think DNX meat protein bars is a good idea, that we will be able to successfully market, manufacture and sell the DNX bars, that we can price it right and sell it to enough people so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to acquire additional customers.** We estimate that we will require at least $1 million to fund commercial sales growth of DNX bars. We believe that we will be able to finance this through current distribution channels. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **You can't easily resell the securities.** Any transfer or sale of the securities is subject to approval by the Board of Managers per the terms of our operating agreement.
- **Our financial review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.
- **Changes in the legal and regulatory environment in which we operate could limit our business activities, increase our operating costs, reduce demand for our products or result in litigation** The conduct of our businesses, including the production, storage, distribution, sale, display, advertising, marketing, labeling, health and safety practices, transportation and use of many of our products, are

subject to various laws and regulations administered by federal, state and local governmental agencies in the United States, as well as to laws and regulations administered by government entities and agencies outside the United States in markets in which our products are made, manufactured or sold. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. Such changes may include changes in: food and drug laws; laws related to product labeling, advertising and marketing practices; laws regarding the import or export of our products or ingredients used in our products; laws and programs restricting the sale and advertising of certain of our products; laws and programs aimed at reducing, restricting or eliminating ingredients present in certain of our products; laws and programs aimed at discouraging the consumption or altering the package or portion size of certain of our products; increased regulatory scrutiny of, and increased litigation involving, product claims and concerns regarding the effects on health of ingredients in, or attributes of, certain of our products; state consumer protection laws; taxation requirements, including the imposition or proposed imposition of new or increased taxes or other limitations on the sale of our products; competition laws; anti-corruption laws; employment laws; privacy laws; laws regulating the price we may charge for our products; and environmental laws. New laws, regulations or governmental policy and their related interpretations, or changes in any of the foregoing, including taxes or other limitations on the sale of our products, ingredients contained in our products or commodities used in the production of our products, may alter the environment in which we do business and, therefore, may impact our operating results or increase our costs or liabilities.

- **We may incur substantial costs in order to market our products.** Successful marketing of our products generally depends upon obtaining adequate retail shelf space for product display, particularly in grocery stores. Frequently, food manufacturers and distributors, incur costs in order to obtain additional shelf space. Whether or not we incur such costs in a particular market is dependent upon a number of factors, including demand for our products, relative availability of shelf space and general competitive conditions. We may incur significant shelf space or other promotional costs as a necessary condition of entering into competition or maintaining market share in particular markets or stores. If incurred, such costs may have a material adverse effect on our results of operations.
- **We may not be able to respond successfully to shifting consumer preferences.** Consumer preferences evolve over time and are extremely difficult to predict. Our success depends in part on our ability to timely respond to current market trends and anticipate changing consumer tastes and dietary habits and to develop and license new products that appeal to such preferences, including concerns of consumers regarding health and wellness, obesity, product attributes, and ingredients. Introduction of new products and product extensions requires significant development and marketing investment. If our products fail to meet consumer preferences, or we fail to introduce new and improved products on a timely basis, then the return on that investment will be less than

anticipated and our strategy to grow sales and profits with investments in marketing and innovation will be less successful. Similarly, demand for our products could be affected by increased attention to nutritional values, such as the sodium, fat, protein, or calorie content of different products, or concerns regarding the health effects of specific ingredients, such as gluten, soybeans, nuts, and oils. If consumer demand for our products declines, our sales volumes and our business could be negatively affected.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- John F. Rooney, 18.0% ownership, (Class A)
- John F. Rooney, 28.4% ownership, (Class A - 2)
- John F. Rooney, 1.3% ownership, (Class B)
- Keating Securities LLC, 33.8% ownership, (Class A - 2)

Classes of securities

- Class A: 4,001

Voting Rights *(of this security)*

The holders of shares of the Company's Class A units are entitled to one vote for each membership unit held of record on all matters submitted to a vote of the shareholders. Voting by holders of Class A units is limited to removing a Manager from the Board. Class A units have the additional right (by majority) to appoint a Manager to the Board. If there is a Board deadlock, Class A, Class A Series 2 and Class B members (to the extent vested) can vote to break the deadlock by a supermajority.

Dividend Rights

Net Cash Flow shall be distributed to Unit holders at the times determined by the Board pro rata based on their respective Participation Percentages. Extraordinary Cash Flow shall be distributed to the Unit holders at the times determined by the Board in the following priority: First, to the Unit holders in proportion and to the extent of the most recently established Value Per Unit of their respective Eligible Units; and Second, to the Unit holders pro rata based on their respective Participation Percentage.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, Unit holders are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred units. Class A Series 2 units have preference over Class A and B.

Rights and Preferences

The rights, preferences, and privileges of the holders of the company's Series A units are subject to and may be adversely affected by, the rights of the holders of units of any additional classes of preferred units that we may designate in the future.

- Class A Series 2: 11,777

Voting Rights *(of this security)*

The holders of shares of the Company's Class A Series 2 units are entitled to one vote for each membership unit held of record on all matters submitted to a vote of the shareholders. Voting by holders of Class A Series 2 units is limited to removing a Manager from the Board. Class A Series 2 units have the additional right (by majority) to appoint a Manager to the Board. If there is a Board deadlock, Class A, Class A Series 2 and Class B members (to the extent vested) can vote to break the deadlock by a supermajority.

Dividend Rights (*include if applicable*)

Net Cash Flow shall be distributed to Unit holders at the times determined by the Board pro rata based on their respective Participation Percentages. Extraordinary Cash Flow shall be distributed to the Unit holders at the times determined by the Board in the following priority: First, to the Unit holders in proportion and to the extent of the most recently established Value Per Unit of their respective Eligible Units; and Second, to the Unit holders pro rata based on their respective Participation Percentage.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, Unit holders are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred units. Class A Series 2 units have preference over Class A and B.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Series 2 units are subject to and may be adversely affected by, the rights of the holders of units of any additional classes of preferred units that we may designate in the future.

- Class B: 3,692

Voting Rights *(of this security)*

The holders of shares of the Company's vested Class B units are entitled to one vote for each membership unit held of record on all matters submitted to a vote of the shareholders. Voting by holders of vested Class B units is limited to removing a Manager from the Board. Vested Class B units have the additional right (by majority) to appoint a Manager to the Board. If there is a Board deadlock, Class A, Class A Series 2 and Class B members (to the extent vested) can vote to break the deadlock by a supermajority.

Dividend Rights (*include if applicable*)

Net Cash Flow shall be distributed to Unit holders at the times determined by the Board pro rata based on their respective Participation Percentages. Extraordinary Cash Flow shall be distributed to the Unit holders at the times determined by the Board in the following priority: First, to the Unit holders in proportion and to the extent of the most recently established Value Per Unit of their respective Eligible Units; and Second, to the Unit holders pro rata based on their respective Participation Percentage..

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, Unit holders are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred units. Class A Series 2 units have preference over Class A and B.

Rights and Preferences

The rights, preferences, and privileges of the holders of the company's vested Series B units are subject to and may be adversely affected by, the rights of the holders of units of any additional classes of preferred units that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Class A Series 2 membership units, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of managers, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional membership units. In other words, when the Company issues more membership units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. The increase in the number of membership units outstanding could result from an equity offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment)or by conversion of certain instruments (e.g., convertible notes, preferred membership units or warrants) into member units.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Beginning in 2016, we have generated $105k in revenues from sales into 200+ retail natural food and grocery stores through major distributors and regional brokers. This growth is expected to accelerate over the next 24 months until DNX bars are selling in over 5,000 stores with an average weekly sale of over 3 bars per product per store. The company has established a working relationship with co-packers in Missouri, to ensure the production of the bars is scalable and will meet the anticipated demand.

The 2016 Cost of Goods Sold was $66k and Gross Profit was $40k. Sales and Marketing expenses of $464k were for compensation, sales consultants, advertising, web, trade-shows and social media. R&D and Operations were $151k and G&A expenses were $183k. The 2016 net loss was $759k.

For 2015 the Company had no revenues. The net loss was $115k for marketing ($45k), R&D ($23k) and G&A ($46k) which were all related to the start-up of the enterprise.

In the future, the Gross Margin is expected to improve to the 50% level due to volume purchasing of raw materials and improved yields from high-volume production. Sales and Marketing are expected to be significant and should level off at the 25% range. With R&D at 1.5% and G&A at 8%, the expected profits from operations are expected to be over 20%.

Financial Milestones

The company is investing for the continued growth of the brand and is generating sizeable net income losses as a result. Management currently forecasts 2017, 2018 and 2019 revenue of $.5 million, $4.5 million and $15 million, respectively, and believes the company will generate positive net income beginning in 2018. At that point, DNX bars are predicted to be selling in over 5,000 stores with an average weekly sale of over 3 bars per product per store.

DNX has products in distribution warehouses such as **United Natural Foods, Incorporated**, also known as **UNFI**, a distributor of natural and organic foods, specialty foods, and related products. Through a network of regional brokers, DNX is selling its bars to over 300 retail stores in this space and expects to add several stores each month over the next 24 to 36 months.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital through crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Receiving the funds from this offering is necessary to the viability of the business. The funds are expected to last three to four months while sales volume and resultant cash flow continue to grow and other funding is achieved.

Indebtedness

The company has no debt.

Recent offerings of securities

None

Valuation

$3,894,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,000
Professional Fees	0	0

Net Proceeds	$9,400	$94,000
Use of Net Proceeds:		
R& D & Production	$1,000	$15,000
Marketing	$8,400	$59,000
Working Capital		$20,000
Total Use of Net Proceeds	$9,400	$94,000

We are seeking to raise a minimum of $10,000 (target amount) and up to $100,000 in this offering through Regulation Crowdfunding. If we manage to raise $100,000, we plan to use the net proceeds of approximately $94,000 as follows:

R&D $15,000

Working Capital $20,000

Marketing and operations $59,000

The marketing expenditures will be used to pay for product demos in stores, samples to potential consumers and establishing a market presence through trade shows as well as sales team expenses.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment".

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR DNX7 Foods LLC

[See attached]

DNX FOODS, LLC

120 South Houghton Road,
Suite 138-273,
Tucson, AZ 85748

dnxbar.com

Chief Executive Officer
Financial Statement Certification

I certify that:

1. I have read the unaudited financial Statements of DNX7 Foods LLC for the years ending December 31, 2016 and 2015.

2. Based on my knowledge these financial statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made not misleading.

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present, in all material aspects, the financial condition, results of operations and cash flow of DNX7 Foods LLC as of and for the periods ending December 31, 2016 and 2015.

John Rooney
CEO

4/20/17
Date

Balance Sheet

DNX7 Foods LLC

As at December 31,2015 and December 31, 2016 (unaudited)

ASSETS	2016	2015	LIABILITIES	2016	2015
Current Assets			**Current Liabilities**		
Cash	$124,253	$316,869	Accounts payable	$20,542	$20,733
Accounts receivable	58,176	-	Other	-	-
Inventory	66,471	45,316	**Total Current Liabilities**	$20,542	$20,733
Prepaid Expenses/other	86,131	29,342	**Shareholders' Equity**		
Total Current Assets	$335,030	$391,527	Member contributions	1,580,680	570,000
Fixed Assets	6,941	-	Retained earnings	(1,259,251)	(199,207)
			Total Shareholders' Equity	$321,429	$370,793
TOTAL ASSETS	$341,971	$391,527	**TOTAL LIABILITIES & EQUITY**	$341,971	$391,527

Statement of Operations

DNX7 Foods LLC

For the Years Ending December 31, 2016 and 2015 (unaudited)

	2016	2015
Revenue		
Dist./Grocery/Conv. Channel Sales	$ 56,045	$ -
Etailz/Amazon	12,563	-
Internet/shows	32,267	-
Revenue	**$ 100,875**	**$ -**
Cost Of Goods Sold	65,974	-
Gross Profit	**$ 34,902**	**$ -**
Gross Margin	*35%*	*0%*
Operating expenses		
Marketing & Sales	459,470	45,225
Research & Development	148,951	107,289
General & Administration	182,939	46,171
Total Operating expenses	$ 791,361	$ 198,685
Loss from operations	**$ (756,459)**	**$ (198,685)**
Depreciation & Amortization	(2,086)	
Other non-operating	(818)	(522)
Net Income/(loss)	**$ (759,364)**	**$ (199,207)**
Statements of changes in members equity		
Opening balance	$ 370,793	$ -
Contributions	710,000	570,000
Net loss	(759,364)	(199,207)
Balance at December 31, 2015	**$ 321,429**	**$ 370,793**

Statement of Cash Flows

DNX7 Foods LLC

For the Years Ending December 31, 2016 and 2015 (unaudited)

	2016	2015
Cash flows from operating activities		
Net Income	($759,364)	($199,207)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase)/decrease in accounts receivable	(58,176)	-
(Increase)/decrease in prepaids and other	(56,790)	(29,342)
Increase/(decrease) in inventory	(21,155)	(45,316)
Increase/(decrease) in accounts payable	(191)	20,733
Net cash provided (used) by operating activities	($895,676)	($253,131)
Cash flows from investing activities		
Cash paid for purchase of capital assets	(6,941)	-
Net cash provided (used) by investing activities	(6,941)	-
Cash flows from financing activities		
Cash received member contributions	710,000	$570,000
Net cash provided (used) in financing activities	$710,000	$570,000
Increase (decrease) in cash during the period	($192,616)	$316,869
Cash balance at the beginning of the period	316,869	-
Cash balance at the end of the period	**$ 124,253**	**$316,869**

DNX7 Foods LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 1 – NATURE OF OPERATIONS

DNX7 Foods LLC, a Delaware limited liability company dba DNX Foods LLC (which may be referred to as the "Company", "we," "us," or "our"), was formed on September 25, 2015. The financial statements of DNX7 Foods LLC are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tucson, Arizona.
The company makes and sells grass-fed bison and beef protein snack bars that taste great and are good for you. Its ingredients are organic and include 'superfoods' well known in the clean eating circles.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of its products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units
There are 2 classes of membership units noted as Class A which has a Series 2 and Class B. Class A Series 2 has preferred redemption rights over Class A and Class B. Class B units are vested over various periods.

NOTE 6 – RELATED PARTY TRANSACTIONS

Capital contributions of $100,000 were made by Keating Securities LLC in January, 2017. There have been no other related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016. Capiatl contributions of $100,000 were made by Keating Securities LLC in January, 2017. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

DNX7 Foods LLC is pending **StartEngine Approval.**


DNX
100% GRASS FED BISON USED
JAMAICAN STYLE
BISON BAR
12g
PROTEIN
GLUTEN FREE
LOW SODIUM
NO SOY OR WHEY
PALEO INSPIRED

0
Investors

$0.00
Raised of $10K - $100K goal


DAILY NUTRITION
DNX
EXCELLENT TASTE.

DNX7 Foods LLC

Nutritious beef and bison protein bars

Small OPO · Tucson, AZ · Food & Beverage
US Investors Only


DNX
100% GRASS FED BISON USED
JAMAICAN STYLE
BISON BAR
12g
PROTEIN
GLUTEN FREE
LOW SODIUM
NO SOY OR WHEY
PALEO INSPIRED
NET WT 1.5 oz (43g)
DNX
100% GRASS FED BEEF USED
SWEET POTATO PECAN
BEEF BAR
11g
PROTEIN
GLUTEN FREE
LOW SODIUM
NO SOY OR WHEY
PALEO INSPIRED
NET WT 1.5 oz (43g)
DNX
100% GRASS FED BEEF USED
MEXICAN SPICE
BEEF BAR
11g
PROTEIN
GLUTEN FREE
LOW SODIUM
NO SOY OR WHEY
PALEO INSPIRED
NET WT 1.5 oz (43g)
DNX
100% GRASS FED BEEF USED
DARK CHOCOLATE CHERRY
COCONUT BEEF BAR
11g
PROTEIN
GLUTEN FREE
LOW SODIUM
NO SOY OR WHEY
PALEO INSPIRED
NET WT 1.5 oz (43g)
13g
PROTEIN
GLUTEN FREE
LOW SODIUM

Nutrition Without Compromise

Invest in DNX7 Foods LLC

For whatever reason, there's still the widely held belief that leading a healthy lifestyle is both difficult and inaccessible. But eating quality, nutrient-dense, and delicious food should never be relegated to a select few. And exercise? More people should do it!

But here's the reality... Most of us think that healthy and tasty are mutually exclusive and that working out is time consuming.

There was once a time when I never exercised, lived off junk food, and was, in short, the opposite of healthy. Unfortunately for people in the business world, being sedentary is commonplace. After all, work comes before everything, right?

Wrong. I felt miserable and lacked the energy needed to get through long work hours that are customary for entrepreneurs.

I knew what I had to do: I made the conscious decision to change my unhealthy, sedentary lifestyle and to embark on a fitness and wellness journey.

While adopting a regular exercise and clean-eating routine, I noticed a lack of portable, nutritious food options. There seemed to be only an endless array of processed, artificial, low-quality snack bars with unpronounceable ingredients and misleading labels. Sadly, the few legitimately healthy bars that I found tasted like dirt.

Where were the convenient snacks that didn't skimp on taste and that pack nutritional value?

It was then that I assembled a team of fitness and culinary experts and became laser focused on creating an honest snack that would never compromise taste or nutrition.


DNX
100% GRASS FED BEEF USED
SWEET POTATO FENNEL
BEEF BAR
PROTEIN
GLUTEN FREE
LOW SODIUM
NO SOY OR WHEY
PALEO INSPIRED
NET WT 1.5 oz (43g)

It was then that I assembled a team of fitness and culinary experts and became laser focused on creating an honest snack that would never compromise taste or nutrition.

The result? DNX Bars.

DNX, which is an acronym for "Daily Nutrition, Excellent Taste", is a clean nutrient-rich bar made with wholesome and organic ingredients that doesn't sacrifice taste.

Daily and Convenient Nutrition Should Never Compromise Excellent Taste!

DNX7 Foods LLC sources protein from grass-fed meat rather than chemical-laden whey, soy, and other ambiguous chemicals. It also packs a punch with organic superfoods. Today, 'meat snacks' is a growing $2-billion industry in the U.S. and is also the fastest-growing snack category.

DNX is more than a bar; it is a lifestyle. From fitness enthusiasts, to Paleo warriors, to adopters of Gluten-Free diets, to anyone looking for whole nutrition that doesn't skimp on flavor, DNX provides not just the stepping stone but the launchpad for healthier living.

With your investment, DNX7 Foods LLC can get in the hands of more people also eager to also live a better life. We all want a snack or replacement meal that is fast, easy, tasty, and satisfying, So join us in the movement for global Daily Nutrition and Excellent Taste.

- John Rooney
DNX Founder


THESE ALL NATURAL BARS CONTAIN ONLY
GRASS FED
BEEF OR BISON
ORGANIC FRUITS
ORGANIC VEGETABLES
NO PRESERVATIVES

Data Sources: Rally Fitness, 11/28/14, Paleo Magazine Media2015 , Visiongain 01/19/15, Food Processing – InPerspective ,USA.com 06/06/14, Sarah Ballantyne PhD 2016


The Bar Category . . .
$4.5B
2015
9%
GROWTH YOY
2020
TREND EXPECTED
FACTORS DRIVING GROWTH
Emerging trends including protein, probiotics, paleo, vegan, superfoods, insect protein, meal replacement
Ease of trial, low retail, portability, convenience
Move to Organic, non GMO, natural ingredients
Enhanced shelf stable capabilities
Consumer education regarding artificial ingredients
SOURCE: New Hope Network 2016, NEXT Concept Labs 2016
DNX
7

Investment
$200/share | When you invest you are betting the company's future value will exceed $4.0M.

DNX7 Foods LLC Drives Greater Transparency and Nutrition in an Unhealthy World

DNX Foods LLC honors the wisdom of nature and the power of knowledge. Consuming balanced, nutrient-dense foods with clean ingredients from whole foods, preferably organic, allows the body to function as nature intended. Real, minimally-processed foods allow individuals to eat freely without counting calories, starving or restricting. **DNX7 Foods LLC allows individuals to make healthy eating a sustainable lifestyle as opposed to a short-term, quick-fix diet.**


OPTIMAL NUTRITION WITHOUT COMPROMISE
DNX – Thoughtful Nutrition:
MADE WITH CLEAN INGREDIENTS
PACKED WITH PROTEIN
COMPLETE NUTRITION FOR ACTIVE LIFESTYLES
VACUUM SEALED TO STAY FRESH (1 YEAR SHELF LIFE)
PERFECT FOR ON-THE-GO LIFESTYLES
TASTE DELICIOUS

DNX7 Foods LLC's Accomplishments Thus Far...

- In HyVee, Coburn, Co-Ops, New Seasons, Mollie Stones - in 300+ stores nationwide
- Conducted over 70 successful demos
- Executed 4 regional brokers coverage
- Acquired an experienced sales team
- Successful online sales on Home Website, Barefoot Provisions and Amazon through reseller Etailz
- Widespread blog coverage by Fitness Professionals

What People Are Saying...

"I have been eating Paleo for years. I have had every bar out there. Your bars are great tasting and super low in sodium. I have been eating Paleo for years. I have had every bar out there. Your bars taste great! I have had all the flavors and can't pick a favorite."

- Harry

"My family is going nuts for these bars! Even my one-year-old was stuffing his face with the sweet potato bars!"

- Laura


I CAN'T CONTROL
everything
IN MY LIFE
but
I CAN CONTROL
WHAT I PUT IN
my body.
DAILY NUTRITION
DNX
EXCELLENT TASTE.

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DNX7 Foods LLC Uses Only the Finest Ingredients

Jamaican Style Bison Bar

Sweet Potato Pecan Beef Bar


DAILY NUTRITION
DNX
EXCELLENT TASTE
100% GRASS FED BISON USED
JAMAICAN STYLE
BISON BAR
12g
PROTEIN
GLUTEN FREE
LOW SODIUM
NO SOY OR WHEY
PALEO INSPIRED
NET WT 1.5 oz (43g)

CONTENTS: 7 BARS

This bar is a Jamaican Experience! It all starts with the superior protein choice of grass-fed bison that's slowly smoked over real Applewood and seasoned with our special Jamaican Spice Blend. This special blend of sweet coconut sugars, cinnamon, allspice and the spiciness of various peppers is perfect with the Chopped Dates, Sweet Potatoes, Sunflower Seeds and Coconut Chips in this delicious bar. The right amount of good fats in this bar are compliments of Extra Virgin Coconut Oil. This bar is low in sugar and low sodium while maintaining 12g of Superior Unprocessed Protein. It's perfect for a meal on the go or post-workout for muscle repair.


DAILY NUTRITION
DNX
EXCELLENT TASTE
100% GRASS FED BEEF USED
SWEET POTATO PECAN
BEEF BAR
11g
PROTEIN
GLUTEN FREE
LOW SODIUM
NO SOY OR WHEY
PALEO INSPIRED
NET WT 1.5 oz (43g)

CONTENTS: 7 BARS

There's no better combination than grass-fed beef and sweet potatoes smothered with Ghee. But when you add Pecans, Chopped Dates, Sunflower Seeds and just the right amount of organic spices, then smoke over real Applewood... You have a delightful gourmet experience we call the DNX Sweet Potato Pecan Beef Bar. This bar is low in sugar and low sodium while maintaining 11g of superior Unprocessed Protein. It's perfect for a meal on the go or post-workout for muscle repair.

Mexican Spice Beef Bar


DAILY NUTRITION
DNX
EXCELLENT TASTE
100% GRASS FED BEEF USED
MEXICAN SPICE
BEEF BAR
11g
PROTEIN
GLUTEN FREE
LOW SODIUM
NO SOY OR WHEY
PALEO INSPIRED
NET WT 1.5 oz (43g)

CONTENTS: 7 BARS

This bar starts with the superior protein choice of grass-fed beef that's slowly smoked over real Applewood and then seasoned perfectly with Organic Spices that deliver that Mexican Flair. Not too spicy, but just enough to take your palate south of the border! You'll enjoy good fats in this bar compliments of Ghee and Extra Virgin Coconut Oil, while the chopped Deglet Noor Dates add just enough sweetness. This bar is low in sugar and low sodium while maintaining 11g of superior Unprocessed Protein with no antibiotics, hormones or artificial preservatives. It's perfect for a meal on the go or post-workout for muscle repair.

Dark Chocolate Cherry Coconut Beef Bar


DAILY NUTRITION
DNX
EXCELLENT TASTE
100% GRASS FED BEEF USED
DARK CHOCOLATE CHERRY
COCONUT BEEF BAR
11g
PROTEIN
GLUTEN FREE
LOW SODIUM
NO SOY OR WHEY
PALEO INSPIRED
NET WT 1.5 oz (43g)

CONTENTS: 7 BARS

This bar starts with the superior protein choice of grass-fed beef that's slowly smoked over real Applewood and seasoned perfectly with organic spices. We combine that with the sweetness of honey, sweet potatoes and coconut and add the tartness of cherries and goji berries. To that we add just the right amount of raw cacao nibs (raw dark chocolate), and we have a crowd favorite. Even better, this bar is low sodium and low in sugar while maintaining 11g of superior, Unprocessed Protein. It's perfect for a meal on the go or post-workout for muscle repair.

Sweet Potato Fennel Beef Bar


DAILY NUTRITION
DNX
EXCELLENT TASTE.
100% GRASS FED BEEF USED
SWEET POTATO FENNEL BEEF BAR
13g PROTEIN
GLUTEN FREE
LOW SODIUM
NO SOY OR WHEY
PALEO INSPIRED
NET WT 1.5 oz (43g)

CONTENTS: 7 BARS

This DNX Bar is a low calorie snack or a convenient meal for those managing their weight. This bar offers 13g of superior Unprocessed Protein, with low fat, carbs and calories. As always, our bars contain no antibiotics, hormones or artificial preservatives. This bar features the favorite flavors of Applewood Smoked Beef and Sweet Potatoes with a hint of fennel. The good fats, while limited in the Lean Version, come from Ghee and Extra Virgin Coconut Oil. And of course we added chopped Deglet Noor Dates, sweet potatoes and Honey for energizing, high-quality carbohydrates and natural sweetness.

The Sampler Pack


DNX
JAMAICAN STYLE COCONUT BISON
SWEET POTATO PECAN BAR
MEXICAN SPICE BAR
DARK CHOCOLATE CHERRY COCONUT BAR

Our sampler pack contains 7 bars in total.

- 2 Jamaican Style Bison Bar
- 2 Sweet Potato Pecan Beef Bar
- 1 Mexican Spice Beef Bar
- 1 Dark Chocolate Cherry Coconut Beef Bar
- 1 Sweet Potato Fennel Beef Bar

DNX7 Foods LLC Couldn't be Moving Forward to Revolutionize Healthy Snacking at a Better Time


DNX
JAMAICAN STYLE
BISON BAR

Meat Snacks are reported as being a $2-billion industry in the U.S., with 11% projected growth making this them the fastest growing snack category in the US.

Source - Food Processing – InPerspective ,USA.com 06/06/14,



There are approximately 20 million gluten-free dieters in the U.S. Together they fuel a multi-billion-dollar industry that's growing at a rapid pace year over year.

Source -Visiongain 01/19/15



Currently, there are approximately six million strict Paleo dieters in the United States. This group of dieters cuts across all demographics: male and female, young and old.

Source -Sarah Ballantyne PhD 2016


Assume
THE CROSSFIT
RECOVERY
POSITION.
DAILY NUTRITION
DNX
EXCELLENT TASTE.

There are now 7,500 CrossFit gyms in the United States, together playing host to over 2-million members. This demographic has an average annual household income of $150,000.

Source -Crossfit Inc. 2016

DNX Bars appeal to people across multiple popular health communities, most especially Paleo, Gluten-Free, and CrossFit, as well as those interested in adopting healthy lifestyles.


OPTIMAL NUTRITION WITHOUT COMPROMISE
DNX – Thoughtful Nutrition:
MADE WITH CLEAN INGREDIENTS
PACKED WITH PROTEIN
COMPLETE NUTRITION FOR ACTIVE LIFESTYLES
VACUUM SEALED TO STAY FRESH (1 YEAR SHELF LIFE)
PERFECT FOR ON-THE-GO LIFESTYLES
TASTE DELICIOUS





Shout out to Taylor Edwards, one of our biggest advocates, YOU ROCK! Thank you for sharing your #DNXperience at the horse ranch!! #DNXAdvocate #DNXNation

DNX7 Foods LLC Raises the Bar for Healthy Snacking (Pun Intended)

Having launched September 2016, **DNX7 Foods LLC entered the meat-bar market during a time when meat bars were just picking up speed** thanks to competitor EPIC and the rise of health conscious consumption. EPIC, considered the first of its kind, introduced its meat protein bars in 2013 and more than tripled its sales in the next year.

Although EPIC and other companies like KRAVE bring their own benefits to the table, **DNX7 Foods LLC raises the bar with taste and texture.**

While all of the bars' plant ingredients are organic, the meat sources are not. The reason for this is simple: most organic beef and bison are grain fed. Rather than go with grain-fed, **we choose grass-fed meats because they yield higher quality protein.**

In the future, **DNX7 Foods LLC hopes to receive organic certification**. Thanks to people becoming increasingly health conscious, the health bar industry is predicted to expand rapidly.


ORGANIC MORINGA LEAF
Reduces inflammation and toxins; increases energy
ORGANIC SWEET POTATO
High-fiber, vitamin rich, and anti-inflammatory
ORGANIC SHREDDED COCONUT
Increases energy and good cholesterol; fights infections
ORGANIC CUMIN
Fights infections and aids digestion
ORGANIC ALMOND
Heart-healthy; rich in vitamins and minerals
ORGANIC GOJI BERRIES
Antioxidants and immune system support
ORGANIC SACHA INCHI
High in protein and Omega 3 fatty acids
ORGANIC DEGLET NOOR DATES
Natural sweetness, with fiber and potassium
DAILY NUTRITION DNX EXCELLENT TASTE
13

★★★★★ **The Jamaican flavor is INSANELY good. Same with the sweet potato**
By Amazon Customer on March 23, 2017
Flavor: Sampler Pack of 5 Flavors | Verified Purchase

The Jamaican flavor is INSANELY good. Same with the sweet potato, and really all of them except the dark chocolate/beef combo was just a bit too strange for my taste. But I am blown away by the healthy, organic ingredient list. I originally heard about these through Melissa Hartwig of The Whole 30 Diet and I'm sure glad I did. They are now my go-to snack!!

Comment | 3 people found this helpful. Was this review helpful to you? Yes No Report abuse

★★★★★ **Great bar!**
By Kmama4 on January 11, 2017
Flavor: Sweet Potato Pecan Beef | Verified Purchase

These bars remind me of beef jerky with lots of flavor. Both my husband and I enjoy them! We purchased the sweet potatoe pecan beef flavor. Looking forward to trying the others.

Comment | 3 people found this helpful. Was this review helpful to you? Yes No Report abuse

★★★★★ **Worth checking out**
By L Gray on March 23, 2017
Flavor: Sweet Potato Pecan Beef | Verified Purchase

Oh my goodness! This is so good and it doesn't bother my stomach like some other bars. I enjoy both the flavor and texture. Perfect uses for me have beenso far work related when I haven't been able to leave my office due to meetings. Looking forward to using for road trips and hikes this summer.

Comment | 2 people found this helpful. Was this review helpful to you? Yes No Report abuse

But these!

By Amazon Customer on April 4, 2017

Flavor: Sweet Potato Pecan Beef | Verified Purchase

Okay. These are seriously good. I'm not a big "meat bar" person. I'm just not. I like Chomp sticks a lot and it's really my only "on the go protein option". Most meat bars kinda weird me out. These though - are GOOD.

I bought a sample box per a recommendation from Melissa Hartwig (#whole30 girl over here and took the Sweet potato one with me last week while traveling in Las Vegas. It hit the spot! It was satisfying and tasty and will be a nice change from my usual one-meat-stick-I-can-tolerate. I haven't tried the other flavors yet -- but I can't wait to try!! Thanks DNX bars!

Comment | One person found this helpful. Was this review helpful to you? Yes No Report abuse

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September 2015

DNX Bars Forms

DNX begins logo packaging and development and product formulation

Our Vision



DNX Will Revolutionize Snacking for Good

We plan on getting in major retailers and health food markets across the United States as well as to have major success in e-commerce.

March-May 2016



Beta Launch of DNX

DNX has 6 SKU's via Internet Attends Industry Events to Sample/Sell Product Recruited Experienced Industry Executives Identified Co-Packers

May-August 2016



Product Revision to be Set to Scale

Prepped for Production, Marketing, Distribution and Launch Engaged with Experienced Sales Team Finalized co-Packer Issues

September 2016-Present



Retail Launch- 5 SKU's

HyVee, Co-Ops, New Seasons, Mollie Stones (300 + Stores) Execute 4 Regional Brokers Coverage Execute National UNFI Contract, Initial KEHE Conducted over 70 successful demos

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In the Press

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Meet the Founders


DNX

John Rooney

CEO

John has extensive executive experience in building start-up organizations specifically in capital formation, organizational development, marketing and sales, negotiating strategic business partnerships, turnarounds, M&A, and managing fast growing companies. He has raised over $60M in equity capital and successfully guided several companies from startup to exit. John has served as the CEO of DNX Foods LLC since he founded the company in 2015. Prior to that, he served as Chairman of Instant Bioscan Inc. a technology company.



Anthony (Tony) Grega

CFO

Tony originates from Canada where he became a Certified Professional Accountant (CPA). His skills include finance and operations for startup companies, problem-solving, negotiations and acquisitions. He has been CFO since the 2015 founding of the Company. He has held executive finance and accounting positions at small and large companies with both private and public companies. Prior to DNX, he simultaneously served both Cyberpatrol, Inc. (software) and Instant Bioscan Inc. (technology) as CFO from 2010 through 2015.

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And the Rest of the Team

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Bill Pardee

VP Sales

Bill has over 30 years of experience in the CPG and Natural Food Industry, including time working with a food broker, manufacturer, and consultancy to natural food companies. He has joined DNX from Ignite Sales Management where he was a key contributor to building the industry's leading Sales and Management company. Bill is a father of three and grandfather of one and considers his family his greatest accomplishment.



Melissa Hartwig

DNX Board Advisor

Melissa is a Certified Sports Nutritionist who specializes in helping people change their relationship with food and create life-long, healthy habits. She is the co-creator of the Whole30 program, the #1 New York Times bestselling co-author of The Whole30 and It Starts With Food, and the author of Food Freedom Forever and The Whole30 Cookbook. Melissa has been featured by Dr. Oz, The Today Show, the New York Times, the Wall Street Journal, Details, Shape, Outside, and SELF. She has presented more than 150 health and nutrition seminars worldwide and provides support to more than 2 million people a month through the Whole30 website.



Nomi Shannon

DNX Board Advisor

Nomi Shannon is an award winning author and world renowned coach. Her best- selling book, The Raw Gourmet, has sold over 250,000 copies, making it one of the best-selling raw food books of all time. Nomi received numerous Best of Raw Awards for: Best Raw Educator, Favorite Raw Chef and Favorite Raw Book (For The Raw Gourmet, Raw Food Celebrations, and best in Media for What Do Raw Fooders Eat) as well as best Blog, best Online Store and her personal favorite, Funniest Raw Woman. Ultimately Nomi became one of only two people named to the Best of Raw "Rawll of Fame".



Mike LaCoss

DNX Board Advisor

Mike has excelled at sports and had a deep passion for training in the weight room and practicing a healthy diet since his early days in Grade School. Mike has trained world class athletes and celebrities including 4-time Olympian swimmer Amanda Beard and the very popular syndicated radio host Johnjay Van Es from KISS FM. His 15 years of experience in fitness and nutrition k

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him in high demand with his fully b client base. His certifications includ Strong First Level 1, RKC I, II, IKFF, CrossFit Level1, Concept 2 Rowing Instructor, CrossFit Olympic weightlifting.



Tommy Vinas

DNX Brand Ambassador

Tommy is a 19-year-old CrossFit Phenom who placed 9th in the South Regionals (Dallas, TX – May 13-15, 2016) rising six places from his 15th place finish last year! Tommy is a native Arizonan and began his athletic career at age 6 as a competitive swimmer. He was a top performer in High School and had scholarship offers to attend several D1 Colleges. Having been introduced to CrossFit at age 16, he opted to pursue the sport full-time. His early success as a CrossFit athlete is unprecedented in the history of the games. Tommy is a level 1 CrossFit trainer.

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Offering Summary

Maximum 500 Series A membership units ($100,000)

Minimum 50 Series A membership units ($10,000)

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Company	DNX7 Foods LLC
Corporate Address	120 S Houghton Rd., #138-273, Tucson, AZ 85748
Description of Business	DNX provides consumers great tasting grass-fed beef and bison protein bars with clean ingredients and optimal nutrition through online sales and sales to natural and organic grocery and health food stores through distributors and brokers. DNX's mission is to provide consumers with honest, factual nutrition and healthy lifestyle information, along with uncompromised food products for daily nutrition.
Type of Security Offered	Series A membership units
Purchase Price of Security Offered	$200.00
Minimum Investment Amount (per investor)	$1,000.00

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's sel[f] expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment".

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Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

DNX7 Foods LLC has the healthiest and most scrumptious bar on the planet. We combine grass-fed beef and bison with organic vegetables and fruits, delivering a wholesome snack that's both nutritious and intensely satisfying. Packed with real protein, the DNX bar offers a convenient, portable way to fuel energy, satisfy hunger and deliver delicious, complete nutrition. It's a natural snack developed for active people in support of their own wellness journey. Available online or in approximately 300 stores nation-wide DNX is quickly becoming the go-to snack for women, men and children on the go.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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